BAKER & McKENZIE

SOLICITORS AND NOTARIES

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香港和記大廈十四樓

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OUR REF. 32073984-130435
SDC/TZS00185.DOC

December 24, 2003

03045503

RECD S.E.C.
DEC 2 9 2003
1086

PROCESSED
JAN 13 2004
THOMSON FINANCIAL

SUPPL

Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, DC 20549
U.S.A.

BY HAND

Division of Corporation Finance-International
Mail Stop 3-2

Ladies and Gentlemen,

Re: Huadian Power International Corporation Limited (formerly known as "Shandong International Power Development Company Limited") (the "Company") – Information Furnished Pursuant to Rule 12g3-2(b) Under the Securities Exchange Act of 1934 (File Ref.: 82-4932)

This letter and the enclosed materials are furnished to the Commission pursuant to the referenced exemption from the registration requirements of Section 12 (g) of the Securities Exchange Act of 1934, as amended (the "**Exchange Act**"), available to foreign private issuers pursuant to Rule 12g3-2(b) thereunder.

The purpose of this letter is to furnish to the Commission the documents relating to the Company which were made public since our letter dated November 28, 2003, copies of which are enclosed with this letter (indexed in Annex 1).

If you have any questions with regard to this letter, please contact the undersigned in the Hong Kong office of Baker & McKenzie by telephone at 011-852-2846-2429 or by facsimile at 011-852-2842-0516.

On behalf of the Company, thank you for your attention to this matter.

Very truly yours,

Allen Shyu

dlw 1/7

Encl.

Michael Abbott Andrew J.L. Aglionby Brian Barron Kathileena M. Carpio Daniel L.F. Chan Elsa S.C. Chan Rico W.K. Chan Barry W.M. Cheng Milton Cheng Debbie F. Cheung Peggy P.Y. Cheung Cheung Yuk-Tong Stephen R. Eno* David Fleming George Forrai* Graeme R. Halford William Kuo Stephen Kwong Harvey Lau Angela W.Y. Lee† Lawrence Lee Nancy Leigh Anita P.F. Leung Cheuk Yan Leung Li Chiang Ling Jackie Lo Shara Lo Andrew W. Lockhart Loo Shih Yann Doug Masson Siobhán McKeating Michael A. Olesnicky Anthony K.S. Poon* Christopher Smith David Smith F. Jeannie Smith Andrew Tan Tan Loke Khoon Paul Tan Poh Lee Tan Cynthia Tang†

* Notary Public † China-Appointed Attesting Officer

REGISTERED FOREIGN LAWYERS

Lance Chen (California) Scott D. Clemens (New York) John V. Grobowski (Washington, D.C.) Stanley Jia (New York) Andreas W. Lauffs (New York; Germany) Won Lee (New York)

Annex 1

A List of Documents Made Public in connection with the Listing since last submission of November 28, 2003

1. Press release dated December 24, 2003 in relation to the connected transactions made by the Company.

SIPD 12g3-2 (b)
File No. 82-4932

華電國際電力股份有限公司

HUADIAN POWER INTERNATIONAL CORPORATION LIMITED*

(A Sino-foreign investment joint stock company limited by shares incorporated in the People's Republic of China)

CONNECTED TRANSACTION

The board of Directors is pleased to announce that Qingdao Plant, the Qingdao Agent and the Vendors had on 23 December 2003 entered into the Agreement. Under the Agreement, Qingdao Plant has agreed to purchase and accept the service, and the Vendors have agreed to (i) sell the Key Facilities and (ii) design the Systems, both for the use by the two 300MW power generating units of Qingdao Plant. The total consideration shall be US$5,900,000 (approximately HK$45,902,000), the Group's share of which (i.e., in the amount of US$3,245,000 (approximately HK$25,246,100)) will be funded out of the Group's internal resources.

As China Huadian is a connected person of the Company and China Huadian Engineering is a wholly-owned subsidiary of China Huadian, China Huadian Engineering is considered a connected person of the Company under the Listing Rules. Accordingly, the entering into of the Agreement constitutes a connected transaction of the Company within paragraph 14.23(1)(a) of the Listing Rules.

As the aggregate consideration to be paid by Qingdao Plant under the Agreement represents an amount less than the higher of HK$10 million or 3% of the book value of the latest published net tangible assets of the Group and, therefore, falls within the de minimis provision under paragraph 14.25(1) of the Listing Rules, the entering into by Qingdao Plant of the Agreement is required to be disclosed by way of a press announcement but no approval from the shareholders of the Company is required. Details of the Agreement will be included in the Company's next annual report in accordance with paragraph 14.25(1)(A) to (D) of the Listing Rules.

The board of Directors is pleased to announce that Qingdao Plant, the Qingdao Agent and the Vendors had on 23 December 2003 entered into Agreement.

THE AGREEMENT

Qingdao Plant, the Qingdao Agent and the Vendors entered into the Agreement pursuant to which Qingdao Plant has agreed to purchase and accept the service, and the Vendors have agreed to (i) sell the Key Facilities and (ii) design the Systems, both for the use by the two 300MW power generating units of Qingdao Plant. Under the Agreement, the Qingdao Agent has agreed to provide assistance to Qingdao Plant in respect of the application for import permit, custom clearance and overseas remittance.

The Vendors were awarded the exclusive right by the Qingdao Agent to sell the Key Facilities and design the Systems as contemplated under the Agreement after an open tender process, during which a total of two companies submitted tenders. The Qingdao Agent was appointed by Qingdao Plant to be its agent to carry out the tender process and such tender process adopted the international tender practice. The Vendors were selected because their technologies are more advanced and mature, and better satisfy the requirement of Qingdao Plant. The terms of the Agreement were on normal commercial terms in the ordinary and usual course of business of the Group.

The principal terms of the Agreement are set out as follows:

Date: 23 December 2003

Parties:

(i)	Qingdao Plant	a power plant held as to 55% by the Company known as Qingdao Plant, with a total installed capacity of 660MW, comprising two 300MW units and four heat and electricity cogenerating units with a total installed capacity of 60MW. The remaining 45% interest in Qingdao Plant is held by a State-owned entity which, except for such 45% interest in Qingdao Plant, is independent of and not connected with the Company or its subsidiaries.
(ii)	Qingdao Agent	Qingdao Municipality Tender Centre, an entity which is not a connected person of the Company.
(iii)	The Vendors	China Huadian Engineering and ALSTOM Power Norway AS, a company which is not a connected person of the Company.

Consideration

The total consideration for the purchase of the Key Facilities and the design of the Systems shall be US$5,900,000 (approximately HK$45,902,000), the Group's share of which (i.e., in the amount of US$3,245,000 (approximately HK$25,246,100)) will be funded out of the Group's internal resources in cash.

Payment terms

Under the Agreement, the consideration shall be payable in cash in the following manner:

(a) 10% of the consideration shall be payable in cash as an advance payment within 15 days after the signing of the Agreement;

(b) progress payments totalling 70% of the consideration shall be payable in cash within 45 days after the signing of the Agreement in accordance with the progress of the construction and shipment of the Key Facilities;

(c) balance payments totalling 20% of the consideration shall be payable in cash within 11 months after the signing of the Agreement in accordance with the test-run schedule of the Key Facilities.

DIRECTORS' OPINION

The Directors, including the independent non-executive Directors, consider that the terms of the Agreement are on normal commercial terms and are fair and reasonable so far as the Company and its shareholders are concerned, and that the entering into of the Agreement is in the interests of the Company and in the ordinary and usual course of business of the Group.

CONNECTED PARTY RELATIONSHIP

As China Huadian is a connected person of the Company and China Huadian Engineering is a wholly-owned subsidiary of China Huadian, China Huadian Engineering is considered a connected person of the Company under the Listing Rules. Accordingly, the entering into of the Agreement constitutes a connected transaction of the Company within paragraph 14.23(1)(a) of the Listing Rules.

As the aggregate consideration to be paid by Qingdao Plant under the Agreement represents an amount less than the higher of HK$10 million or 3% of the book value of the latest published net tangible assets of the Group and, therefore, falls within the de minimis provision under paragraph 14.25(1) of the Listing Rules, the entering into by Qingdao Plant of the Agreement is required to be disclosed by way of a press announcement but no approval from the shareholders of the Company is required. Details of the Agreement will be included in the Company's next annual report in accordance with paragraph 14.25(1)(A) to (D) of the Listing Rules.

DEFINITIONS

In this announcement, unless the context otherwise requires, the following terms shall have the following meanings:

"Agreement"	the agreement dated 23 December 2003 entered into between Qingdao Plant, Qingdao Agent and the Vendors pursuant to which Qingdao Plant has agreed to purchase and accept the service, and the Vendors have agreed to (i) sell the Key Facilities and (ii) design the Systems, both for the use by the two 300MW power generating units of Qingdao Plant;
"associate"	has the meaning ascribed to such term under the Listing rules;
"China Huadian"	中國華電集團公司 (China Huadian Corporation), a wholly State-owned enterprise, and the controlling shareholder of the Company holding approximately 53.56% of its entire issued share capital;
"China Huadian Engineering"	中國華電工程(集團)公司 (China Huadian Engineering (Group) Corporation), a company established under the laws of the PRC, which is a wholly-owned subsidiary of China Huadian;
"Company"	華電國際電力股份有限公司 (Huadian Power International Corporation Limited), a Sino-foreign investment joint stock company limited by shares incorporated in the PRC, which is principally engaged in the electricity-generating business and whose shares are listed on the Stock Exchange;
"connected person"	has the meaning ascribed to it by the Listing Rules;
"Directors"	the directors, including the independent non-executive directors, of the Company;
"Group"	the Company, its subsidiaries, and all power plants and power stations under its control;
"HK$"	the lawful currency of Hong Kong;
"Hong Kong"	the Hong Kong Special Administrative Region of the People's Republic of China;
"Key Facilities"	two sets of key facilities of the Systems to be supplied by the Vendors. Such key facilities will filter the sulphur dioxide emission of the boiler of the power generating units;
"Listing Rules"	the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited;
"MW"	1,000,000 watts, a megawatt;
"PRC"	the People's Republic of China;
"Qingdao Agent"	青島市招標中心(Qingdao Municipality Tender Centre), an entity which is not a connected person of the Company;
"Qingdao Plant"	a power plant held as to 55% by the Company known as Qingdao Plant, with a total installed capacity of 660MW, comprising two 300MW units and four heat and electricity cogenerating units with a total installed capacity of 60MW. The remaining 45% interest in Qingdao Plant is held by a State-owned entity which, except for such 45% interest in Qingdao Plant, is independent of and not connected with the Company or its subsidiaries;
"Stock Exchange"	The Stock Exchange of Hong Kong Limited;
"Systems"	the sea-water de-sulphur systems to be designed by the Vendors;
"US$"	the lawful currency of the United States of America; and
"Vendors"	China Huadian Engineering and ALSTOM Power Norway AS, a company which is not a connected person of the Company.

Unless otherwise specified, the translation of US$ into HK$ is based on the exchange rate of US$1.00 to HK$7.78.

By order of the board of directors of
HUADIAN POWER INTERNATIONAL CORPORATION LIMITED
He Gong
Chairman

Shandong, the People's Republic of China
23 December 2003

* *for identification purposes only*